UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2025

Iris Bincovich
Chief Executive Officer
Innocan Pharma Corporation
1015, 926 - 5 Avenue SW
Calgary, Alberta T2P 0N7
Canada

Re: Innocan Pharma Corporation
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted May 12, 2025
CIK No. 0001889791

Dear Iris Bincovich:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 8, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Prospectus Summary
The Offering, page 7

1. We note your revisions in response to prior comment 3. As requested by the prior comment, please revise to clearly disclose here and in the related bullet points on pages 76 and 78 the minimum and maximum number of shares that may be issuable upon conversion of the debenture.

<u>Business</u>
<u>Human Application of Liposome-based Technology, page 108</u>

2. Although we note your revised disclosure in response to prior comment 5, your disclosure continues to use the term "efficacy" with regard to your animal studies and such term has also been added in your qualifying disclosure that such "efficacy" has not yet been verified in human clinical studies. As conclusions of efficacy are within the sole authority of the FDA and comparable foreign regulators, please revise each instance of this disclosure to avoid using this term.

Please contact Gary Newberry at 202-551-3761 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at 202-551-3635 or Jessica Dickerson at 202-551-8013 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.